Exhibit 99.2

Beamr Imaging Ltd.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON August 5, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Sharon Carmel , Chief Executive Officer, and Mr. Danny Sandler, Chief Financial Officer, or any of them attorneys, agents and proxies of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in Beamr Imaging Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices, at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on Monday, August 5, 2024 at 15:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

BEAMR IMAGING LTD.

August 5, 2024, 15:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF

THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve certain amendments to the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (other than the external directors) into three classes with staggered three-year terms, as set forth on Exhibit A to the Proxy Statement dated June 28, 2024.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1.A	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the proxy statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

Are you a controlling shareholder in the Company, or have a personal interest in the amendments to the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (other than the external directors) into three classes with staggered three-year terms, as set forth on Exhibit A to the Proxy Statement dated June 28, 2024 other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	YES	☐	NO

2.	To approve the re-election of Sharon Carmel to the Board of Directors, until the next annual general meeting of shareholders, or to serve for staggered terms ending in accordance with his class, if Proposal 1 is approved, as detailed in the Proxy Statement dated June 28, 2024.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the re-election of Tal Barnoach to the Board of Directors, until the next annual general meeting of shareholders, or to serve for staggered terms ending in accordance with his class, if Proposal 1 is approved, as detailed in the Proxy Statement dated June 28, 2024.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve the re-election of Lluis Pedragosa to the Board of Directors, until the next annual general meeting of shareholders, or to serve for staggered terms ending in accordance with his class, if Proposal 1 is approved, as detailed in the Proxy Statement dated June 28, 2024.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve certain adjustments of the compensation terms of Sharon Carmel, the Company’s Chief Executive Officer and Chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.A	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the proxy statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

Are you a controlling shareholder in the Company, or have a personal interest in the adjustments of the compensation terms of Sharon Carmel other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	YES	☐	NO

5.	To ratify an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 21, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company’s compensation policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market, LLC (“Nasdaq”) and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.A	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the proxy statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

Are you a controlling shareholder in the Company, or have a personal interest in the ratification of an amendment to the Company’s compensation policy with respect to the adoption of a new clawback policy other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	YES	☐	NO

6.	To approve the re-appointment of Fahn Kanne & Co. Grant Thornton Israel, as the Company’s registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the audit committee to fix such accounting firm’s compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2024		Date_________, 2024
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.